Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2022

Financial Highlights

For the three months ended December 31, 2022, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated total revenues of $71.6 million, operating income of $19.6 million and net income of $6.0 million.

•	Generated Adjusted EBITDA of $47.4 million (1)

•	Reported $47.6 million in available liquidity, which included cash and cash equivalents of $47.6 million at December 31, 2022.

Other Partnership Highlights and Events

•	Fleet operated with 96.1% utilization for scheduled operations in the fourth quarter of 2022 and 94.9% utilization taking into account the scheduled drydocking of the Carmen Knutsen in the fourth quarter of 2022.

•	On January 11, 2023, the Partnership declared a quarterly cash distribution of $0.026 per common unit with respect to the quarter ended December 31, 2022 paid on February 9, 2023, to all common unitholders of record on January 26, 2023. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Convertible Preferred Units (“Series A Preferred Units”) with respect to the quarter ended December 31, 2022 in an aggregate amount equal to $1.7 million.

•	The Windsor Knutsen was delivered to Shell on January 11, 2023, commencing on a fixed one-year charter, with Shell also having an option to extend the charter by one further year.

•	The Bodil Knutsen operated a rolling one-month time charter contract with a subsidiary of the Partnership’s sponsor, Knutsen NYK Offshore Tankers AS (“Knutsen NYK”) at a reduced charter rate until March 7, 2023. From that date the vessel has operated under a time charter to Knutsen NYK on a fixed-term basis at the same reduced charter rate. This time charter expires on or around December 31, 2023, or at such time as the vessel is to be delivered to Equinor, if earlier. As previously announced, the Partnership entered into a new time charter contract with Equinor for the vessel to commence in the fourth quarter of 2023 or the first quarter of 2024, for an initial fixed charter period of two years, with charterer’s options to extend the charter by two further one-year periods.

•	The Hilda Knutsen continues to operate under a time charter contract with Knutsen NYK at a reduced charter rate and which now expires in January 2024 unless terminated by either party on giving not less than 30 days’ notice. The Partnership is continuing to market the vessel for new, third-party time charter employment.

•	The Torill Knutsen was redelivered to the Partnership from its previous charterer on December 17, 2022, and the vessel subsequently performed a number of spot voyages, including in the conventional tanker market. Since March 1, 2023, the vessel has operated under a time charter to Knutsen NYK on a fixed-term basis that expires on or around December 31, 2023 at a reduced charter rate. The Partnership is continuing to market the vessel for new, third-party time charter employment.

•	The current bareboat charters of the Fortaleza Knutsen and Recife Knutsen with Transpetro are due to expire in March 2023 and August 2023 respectively. The Partnership has agreed commercial terms for a new multi-year time charter contract for each of these two vessels with the existing charterer to commence directly upon expiration of the existing bareboat charters. The signing of the new time charter contracts remains subject to the charterer’s management approval.

•	On November 29, 2022, Repsol Sinopec, the charterer of the Carmen Knutsen, confirmed its option to extend the existing time charter of the vessel by one further year. The vessel is now fixed until January 2024, with Repsol Sinopec holding options to extend the time charter by two further one-year periods.

•	The Ingrid Knutsen was redelivered to the Partnership from its previous charterer on January 2, 2023, and the vessel subsequently performed a number of spot voyages, including in the conventional tanker market. On February 17, 2023, the Partnership entered into a new fixed ten-month time charter contract with Altera, which commenced on March 2, 2023. As previously announced, the vessel has a time charter contract with Eni that will commence in January 2024 for a fixed period of three years, with Eni having options to extend the charter by up to three further years.

•	The Tordis Knutsen has been operating under a time charter agreement with a subsidiary of TotalEnergies, which commenced on September 10, 2022 for a fixed period of three months, with charterer’s options to extend the charter by up to two further three-month periods. TotalEnergies has exercised both of these options and therefore the vessel is now fixed until June 2023, at which time she is expected to be delivered to Shell to commence on a three-year charter.

•	The Lena Knutsen has been operating under a time charter agreement with a subsidiary of TotalEnergies, which commenced on August 21, 2022 for a fixed period of six months, with a charterer’s option to extend the charter by one further six-month period. TotalEnergies has exercised that option and the vessel is now fixed until August 2023, at which time she is expected to be delivered to Shell to commence on a three-year charter.

Gary Chapman, Chief Executive Officer and Chief Financial Officer of KNOT Offshore Partners LP, commented, “KNOP’s vessel utilization and operational performance in the fourth quarter remained strong, and the Partnership is making progress in addressing the near-term open periods in our fleet charter portfolio, having agreed six new charters and extensions since the end of the fourth quarter. While our chartering progress to-date is improving our forward visibility, we continue to focus on our remaining unchartered vessels, with a goal of improving the consistency of our cashflows and our liquidity position. In conjunction with our decision to reduce our quarterly distributions to common unitholders, we believe that the steps we have taken position the Partnership to manage through this challenging period and successfully complete the further scheduled vessel drydocks due in 2023.

The shuttle tanker market has maintained its recent trends, with increasing firmness in the charter market in Brazil, while slower-than-expected development of new production capacity in the North Sea continues to create an oversupply of shuttle tanker capacity in that region. Overall, however, multi-year forward visibility on large-scale FPSO ordering and commencement of operations in both key regions suggest that our position should improve in the mid-term. Moreover, with a very limited shuttle tanker orderbook, we believe that shuttle tanker demand growth will outpace supply over the next few years.

We therefore remain optimistic, and as certain forward charters that we have already agreed come into effect, we believe that we are well positioned to maintain our established leadership role, together with our sponsor Knutsen NYK, as the largest owner and operator of shuttle tankers globally and to realize the benefits of our exposure to what we anticipate will be a favorable medium-term charter market.”

(1)	EBITDA and Adjusted EBITDA are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA and Adjusted EBITDA and a reconciliation to net income, the most directly comparable GAAP financial measure.

Financial Results Overview

Total revenues were $71.6 million for the three months ended December 31, 2022 (the “fourth quarter”), compared to $67.8 million for the three months ended September 30, 2022 (the “third quarter”). The increase is mainly due to earnings from spot voyages undertaken by the Windsor Knutsen and the Torill Knutsen in the fourth quarter and full fourth quarter earnings from the Tordis Knutsen and the Lena Knutsen, offset by lower earnings in the fourth quarter from the Hilda Knutsen, the Synnøve Knutsen and the Tove Knutsen and offhire from the Carmen Knutsen as she commenced her journey to Europe in December 2022 for her planned ten-year special survey drydocking.

Vessel operating expenses for the fourth quarter of 2022 were $19.8 million, a decrease of $3.3 million from $23.1 million in the third quarter of 2022. The decrease is mainly related to higher bunker costs and other operating expenses in the third quarter for the Windsor Knutsen and the Lena Knutsen in connection with repairs and their voyages related to drydock in Europe, partially offset by higher bunker costs and other operating expenses in the fourth quarter from the Carmen Knutsen as she commenced her journey to Europe in December 2022 for her planned ten-year special survey drydocking. Operating expenses and commission related to spot voyages is not included in vessel operating expenses and was $2.8 million in the fourth quarter.

Depreciation was $27.8 million for the fourth quarter, an increase of $0.2 million from $27.6 million in the third quarter.

General and administrative expenses were $1.6 million for the fourth quarter compared to $1.4 million for the third quarter.

As a result, operating income for the fourth quarter was $19.6 million, compared to $15.7 million for the third quarter.

Interest expense for the fourth quarter was $15.4 million, an increase of $3.2 million from $12.2 million for the third quarter. The increase is mainly due to an increase in the US dollar LIBOR rate and increased utilization of the Partnership’s revolving credit facilities.

The realized and unrealized gain on derivative instruments was $1.7 million in the fourth quarter, compared to realized and unrealized gain of $12.4 million in the third quarter. The unrealized non-cash element of the mark-to-market gain was $0.9 million for the fourth quarter, compared to an unrealized gain of $12.7 million for the third quarter. The unrealized mark-to-market gain for the fourth quarter consisted of a loss related to interest rate swaps of $0.3 million and a gain related to foreign exchange forward contracts of $1.2 million.

As a result, net income for the fourth quarter of 2022 was $6.0 million compared to $16.0 million for the third quarter of 2022.

Net income for the fourth quarter of 2022 decreased by $17.1 million from net income of $23.1 million for the fourth quarter of 2021 to $6.0 million for the fourth quarter of 2022.

Operating income for the fourth quarter of 2022 decreased by $6.4 million to $19.6 million, compared to operating income of $26.0 million in the fourth quarter of 2021. The decrease is mainly due to lower utilization of the fleet due to offhire, lower average charter hire rates, spot voyage income and expenses, and the inclusion of the Synnøve Knutsen in the fourth quarter of 2022. Total finance expense for the fourth quarter of 2022 increased by $10.4 million to $13.2 million, compared to a finance expense of $2.8 million for the fourth quarter of 2021, mainly due to an increase in interest expense and lower realized and unrealized gains on derivative instruments.

Operational Review

The Partnership’s vessels operated throughout the fourth quarter of 2022 with 96.1% utilization for scheduled operations, and 94.9% utilization taking into account the scheduled drydocking of the Carmen Knutsen which was offhire for 20 days in the fourth quarter of 2022.

In September 2022, a hydraulic leak from a bow thruster was identified on the Windsor Knutsen, and the vessel was placed offhire from September 29, 2022 to October 31, 2022. However, except for deductible amounts under the policies, loss of hire insurance is expected to provide income potentially lost due to the incident, and hull and machinery insurance is expected to cover the majority of any costs incurred to repair the vessel. At December 31, 2022, an amount of $0.9 million representing a claim under the Partnership’s hull and machinery insurance was recognized in the accounts.

The Tove Knutsen was offhire from October 14, 2022 to October 25, 2022 for repairs related to the vessel’s port crane. Although we believe that claims under loss of hire insurance and hull and machinery insurance are available in respect of this incident, because the costs to repair the vessel and associated loss of hire are estimated to be similar in value to the deductible amounts under the insurance policies, only $0.2 million is expected to be recovered from insurance.

The Synnøve Knutsen was offhire from October 14, 2022 to November 1, 2022 for repairs related to a leak from the vessel’s controllable pitch propeller. Although we believe that claims under loss of hire insurance and hull and machinery insurance are available in respect of this incident, because the costs to repair the vessel and associated loss of hire are estimated to be similar in value to the deductible amounts under the insurance policies, only $0.3 million is expected to be recovered.

The Carmen Knutsen commenced her journey to Europe in December 2022 for her planned ten-year special survey drydocking and installation of a ballast water treatment system, all of which was successfully concluded on February 24, 2023, when the vessel returned to Brazil and continued on her time charter with Repsol Sinopec. Total offhire days related to the drydock were 74.

Financing and Liquidity

As of December 31, 2022, the Partnership had $47.6 million in available liquidity, which consisted of cash and cash equivalents of $47.6 million. The Partnership’s revolving credit facilities are fully drawn and mature between August 2023 and November 2023. The Partnership’s total interest-bearing obligations outstanding as of December 31, 2022 were $1,062.6 million ($1,056.4 million net of debt issuance costs). The average margin paid on the Partnership’s outstanding debt during the fourth quarter of 2022 was approximately 2.02% over LIBOR.

As of December 31, 2022, the Partnership had entered into various interest rate swap agreements for a total notional amount of $451.2 million to hedge against the interest rate risks of its variable rate borrowings. As of December 31, 2022, the Partnership receives interest based on three or six-month LIBOR and pays a weighted average interest rate of 1.9% under its interest rate swap agreements, which have an average maturity of approximately 2.7 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of December 31, 2022, the Partnership’s net exposure to floating interest rate fluctuations was approximately $372.5 million based on total interest-bearing contractual obligations of $1,062.6 million, less the Raquel Knutsen and Torill Knutsen sale and leaseback facilities of $191.3 million, less interest rate swaps of $451.2 million, and less cash and cash equivalents of $47.6 million. The Partnership’s outstanding interest-bearing contractual obligations of $1,062.6 million as of December 31, 2022 are repayable as follows:

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
2023	$13 161	$77 839	$280 906	$371 906
2024	13 804	41 179	63 393	118 376
2025	14 399	33 109	136 583	184 091
2026	15 060	18 822	219 521	253 403
2027 and thereafter	134 871	—	—	134 871
Total	$191 295	$170 949	$700 403	$1 062 647

The Partnership has commenced discussions and negotiations with its lending group and other institutions and advisors concerning the refinancing of its $320 million senior secured credit facility and $55 million revolving credit facility which mature in September 2023 and are secured by the Windsor Knutsen, Bodil Knutsen, Fortaleza Knutsen, Recife Knutsen, Carmen Knutsen and Ingrid Knutsen, the $172.5 million senior secured loan facility which matures in September 2023 and January 2024 and is secured by the Dan Cisne and Dan Sabia, and the Partnership’s two $25 million unsecured revolving credit facilities that mature in August 2023 and November 2023. Management believes that all such facilities will be refinanced on acceptable and similar terms (including that no re-leverage is assumed) prior to maturity.

Distributions

On January 11, 2023, the Partnership declared a quarterly cash distribution of $0.026 per common unit with respect to the quarter ended December 31, 2022 paid on February 9, 2023, to all common unitholders of record on January 26, 2023. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Preferred Units with respect to the quarter ended December 31, 2022 in an aggregate amount equal to $1.7 million.

Assets Owned by Knutsen NYK

In February 2021, Tuva Knutsen was delivered to Knutsen NYK from the yard and commenced on a five-year time charter contract with a wholly owned subsidiary of the French oil major TotalEnergies. TotalEnergies has options to extend the charter for up to a further ten years.

In November 2021, Live Knutsen was delivered to Knutsen NYK from the yard in China and commenced on a five-year time charter contract with Galp Sinopec for operation in Brazil. Galp has options to extend the charter for up to a further six years.

In June 2022, Daqing Knutsen was delivered to Knutsen NYK from the yard in China and commenced on a five-year time charter contract with PetroChina International (America) Inc for operation in Brazil. The charterer has options to extend the charter for up to a further five years.

In July 2022, Frida Knutsen was delivered to Knutsen NYK from the yard in Korea and commenced in December 2022 on a seven-year time charter contact with Eni for operation in North Sea. The charterer has options to extend the charter for up to a further three years.

Another vessel, Sindre Knutsen, was delivered to Knutsen NYK in August 2022 from the yard in Korea and will commence on a five-year time charter contract with Eni for operation in the North Sea. The charterer has options to extend the charter for up to a further five years.

In May 2022, Knutsen NYK entered into a new ten-year time charter contract with Petrobras for a vessel to be constructed and which will operate in Brazil where the charterer has the option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered in late 2024.

In November 2022, Knutsen NYK entered into a new fifteen-year time charter contract with Petrobras for a vessel to be constructed and which will operate in Brazil where the charterer has an option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered in late 2025.

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

Outlook

The Partnership’s fleet of eighteen vessels had an average age of 8.7 years at December 31, 2022. Including contracts and extensions signed since December 31, 2022, the Partnership has charters with an average remaining fixed duration of 2.1 years with the charterers of the Partnership’s vessels having options to extend their charters by an additional 2.2 years on average, and the Partnership has $715 million of remaining contracted forward revenue, excluding charterer’s options.

The Partnership’s earnings for the first quarter of 2023 will be affected by the scheduled ten-year special survey drydocking of the Carmen Knutsen, which successfully completed in February 2023 and the time charters of the Bodil Knutsen, the Hilda Knutsen and the Torill Knutsen to Knutsen NYK all of which are at a reduced charter rate absent alternative third party contracts, as well as the commencement of new charters for the Ingrid Knutsen and the Windsor Knutsen, and the options taken to extend the existing time charters for the Carmen Knutsen, the Tordis Knutsen and the Lena Knutsen.

Brazil continued on its path to higher offshore deepwater oil production and on November 30, 2022, Petrobras signaled that its investments had returned to pre-COVID levels as it approved its Strategic Plan for 2023-2027. In the plan, Petrobras is committing around $42 billion of capex to Pre-salt exploration and production, all related to projects that on average remain viable at a long-term Brent oil price of $35 per barrel, and whilst keeping on-track with its 2030 low-carbon intensity goals (Brazil’s pre-salt region is known for its highly productive wells and has some of the lowest carbon intensity levels seen globally).

Already several new FPSO platforms are expected to start operating in 2023 across the Marlim, Búzios, and Mero fields. As these and other new platforms commence operations, we believe that demand for shuttle tankers in Brazil, where fourteen of our vessels typically operate, will strengthen, and continue into the mid and long term. The short-term market in Brazil was also active, with the Partnership agreeing new charters or charter option extensions for the Carmen Knutsen, Tordis Knutsen and Lena Knutsen,

In the North Sea in the fourth quarter, shuttle tanker demand remained dampened as a result of production and project delays, as well as maintenance and upgrades in the Balder and Njord fields, however the Partnership was able to utilize the Torill Knutsen in the spot market, including in part as a conventional tanker, thus ensuring that the vessel earned a contribution and was not idle. Such spot market activity continued into the first quarter of 2023 and the Ingrid Knutsen was also utilized in this manner once redelivered on January 2, 2023 and until delivery on charter to Altera on March 2, 2023.

The dampened demand in the North Sea shuttle tanker market could persist throughout 2023, however we continue to expect the market to rebalance as customers move forward with offshore projects that were postponed or delayed, as countries increasingly prioritize oil production due to high oil prices and energy security concerns and as some older vessels also naturally exit the shuttle tanker market. Such macro variables make forecasting the specific timing of this rebalancing more difficult, however we continue to seek out opportunities and, with the support of our sponsor Knutsen NYK, we are making progress to manage our path through 2023.

As necessary, we will seek to employ any open vessels in a combination of short-term shuttle tanker and spot conventional opportunities, as we look towards rebuilding our forward visibility on earnings. Although there is much still to do, we believe we have made progress, and with only six new shuttle tankers scheduled to deliver into the global fleet before the end of 2025, the Partnership believes that the medium-term outlook for the shuttle tanker market remains favorable.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of the North Sea and Brazil.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

The Partnership plans to host a conference call on Wednesday, March 15, 2023 at 10:00 AM (Eastern Time) to discuss the results for the fourth quarter of 2022. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-833-470-1428 from the US, dialing 1-833-950-0062 from Canada or 1-404-975-4839 if outside North America – please join the KNOT Offshore Partners LP call using access code 439751.

•	By accessing the webcast on the Partnership’s website: www.knotoffshorepartners.com.

March 14, 2023

KNOT Offshore Partners LP

Aberdeen, United Kingdom

Questions should be directed to:

Gary Chapman (by telephone +44 1224 618 420, or via email at ir@knotoffshorepartners.com)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Year Ended December 31,
(U.S. Dollars in thousands)	December 31, 2022	September 30, 2022	December 31, 2021	2022	2021
Time charter and bareboat revenues	$66 084	$67 738	$70 637	$262 797	$269 306
Voyage revenues (1)	4 689	—	—	4 689	—
Loss of hire insurance recoveries	758	—	1 154	758	11 450
Other income	83	78	342	341	373
Total revenues	71 614	67 816	72 133	268 585	281 129
Vessel operating expenses	19 820	23 127	18 501	86 032	72 114
Voyage expenses and commission (2)	2 814	—	—	2 814	—
Depreciation	27 785	27 638	25 974	107 419	99 559
Impairment	—	—	—	—	29 421
General and administrative expenses	1 606	1 366	1 633	6 098	6 461
Total operating expenses	52 025	52 131	46 108	202 363	207 555
Operating income (loss)	19 589	15 685	26 025	66 222	73 574
Finance income (expense):
Interest income	472	289	—	822	2
Interest expense	(15 358)	(12 220)	(6 646)	(42 604)	(28 065)
Other finance expense	(103)	(213)	(337)	(628)	(1 011)
Realized and unrealized gain (loss) on derivative instruments (3)	1 663	12 374	4 146	35 510	9 960
Net gain (loss) on foreign currency transactions	81	237	60	220	(96)
Total finance income (expense)	(13 245)	467	(2 777)	(6 680)	(19 210)
Income (loss) before income taxes	6 344	16 152	23 248	59 542	54 364
Income tax benefit (expense)	(317)	(180)	(115)	(875)	(488)
Net income	6 027	15 972	23 133	58 667	53 876
Weighted average units outstanding (in thousands of units):
Common units	34 009	33 923	33 659	33 882	33 050
Class B units (4)	289	375	626	416	195
General Partner units	640	640	621	640	623

(1)	Voyage revenues are revenues unique to a particular spot voyage.
(2)	Voyage expenses and commission are expenses unique to a particular spot voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, agency fees and commission.
(3)	Realized gain (loss) on derivative instruments relates to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gain (loss) on derivative instruments relates to changes in the fair value of such derivative instruments, as detailed in the table below.

	Three Months Ended			Year Ended December 31,
(U.S. Dollars in thousands)	December 31, 2022	September 30, 2022	December 31, 2021	2022	2021
Realized gain (loss):
Interest rate swap contracts	$1 229	$(304)	$(2 200)	$(2 478)	$(10 094)
Foreign exchange forward contracts	(502)	—	—	(502)	—
Total realized gain (loss):	727	(304)	(2 200)	(2 980)	(10 094)
Unrealized gain (loss):
Interest rate swap contracts	(282)	13 482	6 346	38 490	20 054
Foreign exchange forward contracts	1 218	(804)	—	—	—
Total unrealized gain (loss):	936	12 678	6 346	38 490	20 054
Total realized and unrealized gain (loss) on derivative instruments:	$1 663	$12 374	$4 146	$35 510	$9 960

(4)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK, and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s incentive distribution rights (“IDRs”), in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). As of December 31, 2022, 420,675 of the Class B Units had been converted to common units.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At December 31, 2022	At December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$47 579	$62 293
Amounts due from related parties	1 998	2 668
Inventories	5 759	3 306
Derivative assets	15 070	—
Other current assets	15 528	5 626
Total current assets	85 934	73 893

Long-term assets:
Vessels, net of accumulated depreciation	1 631 380	1 598 106
Right-of-use assets	2 261	2 742
Intangible assets, net	—	75
Derivative assets	14 378	1 015
Accrued income	—	1 450
Total Long-term assets	1 648 019	1 603 388
Total assets	$1 733 953	$1 677 281

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$4 268	$3 872
Accrued expenses	10 651	6 429
Current portion of long-term debt	369 787	88 578
Current lease liabilities	715	648
Current portion of derivative liabilities	—	6 754
Income taxes payable	699	548
Current portion of contract liabilities	651	1 518
Prepaid charter	1 504	6 186
Amount due to related parties	1 717	1 424
Total current liabilities	389 992	115 957

Long-term liabilities:
Long-term debt	686 601	878 548
Lease liabilities	1 546	2 093
Derivative liabilities	—	4 260
Contract liabilities	—	651
Deferred tax liabilities	424	228
Deferred revenues	3 178	2 529
Total long-term liabilities	691 749	888 309
Total liabilities	1 081 741	1 004 266
Commitments and contingencies
Series A Convertible Preferred Units	84 308	84 308
Equity:
Partners’ capital:
Common unitholders	553 922	568 762
Class B unitholders (1)	3 871	9 453
General partner interest	10 111	10 492
Total partners’ capital	567 904	588 707
Total liabilities and equity	$1 733 953	$1 677 281

(1)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. As of December 31, 2022, 420,675 of the Class B Units had been converted to common units.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners' Capital
(U.S. Dollars in thousands) Three Months Ended December 31, 2021 and 2022	Common Units	Class B Units	General Partner Units	Accumulated Other Comprehensive Income (Loss)	Total Partners' Capital	Series A Convertible Preferred Units
Consolidated balance at September 30, 2021	$563 699	$10 786	$10 432	$—	$584 917	$84 308
Net income	21 135	(97)	395	—	21 433	1 700
Net proceeds from ATM program	525	—	—	—	525	—
Conversion of Class B to common units (1)	1 308	(1 308)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(17 485)	(350)	(333)	—	(18 168)	(1 700)
Consolidated balance at December 31, 2021	$569 182	$9 031	$10 494	$—	$588 707	$84 308

Consolidated balance at September 30, 2022	$566 079	$5 301	$10 365	$—	$581 745	$84 308
Net income	4 220	28	79	—	4 327	1 700
Conversion of Class B to common units (1)	1 283	(1 283)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(17 660)	(175)	(333)	—	(18 168)	(1 700)
Consolidated balance at December 31, 2022	$553 922	$3 871	$10 111	$—	$567 904	$84 308

Years Ended December 31, 2021 and 2022
Consolidated balance at December 31, 2020	$597 390	$—	$10 895	$—	$608 285	$89 264
Net income	45 466	648	862	—	46 976	6 900
Conversion of preferred units to common units (2)	4 856	—	—	—	4 856	(4 856)
Net proceeds from issuance of General Partner units	—	—	451	—	451	—
IDR Exchange	(10 079)	10 463	(384)	—	—	—
Net proceeds from ATM program	525	—	—	—	525	—
Conversion of Class B to common units	1 308	(1 308)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(70 704)	(350)	(1 332)	—	(72 386)	(7 000)
Consolidated balance at December 31, 2021	$568 762	$9 453	$10 492	$—	$588 707	$84 308
Net income	50 297	619	951	—	51 867	6 800
Conversion of Class B to common units (1)	5 238	(5 238)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(70 375)	(963)	(1 332)	—	(72 670)	(6 800)
Consolidated balance at December 31, 2022	$553 922	$3 871	$10 111	$—	$567 904	$84 308

(1)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. As of December 31, 2021, 84,135 of the Class B Units had been converted to common units. As of December 31, 2022, an additional 336,540 Class B Units had been converted to common units.

(2)

On May 27, 2021, Tortoise Direct Opportunities Fund LP, the holder of 416,677 of the Partnership’s Series A Preferred Units, sold 208,333 of its Series A Preferred Units to Knutsen NYK and converted 208,334 Series A Preferred Units to 215,292 common units based on a conversion rate of 1.0334.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
(U.S. Dollars in thousands)	2022	2021
OPERATING ACTIVITIES
Net income (1)	$58 667	$53 876
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	107 419	99 559
Impairment	—	29 421
Amortization of contract intangibles / liabilities	(1 442)	(912)
Amortization of deferred debt issuance cost	2 692	3 519
Drydocking expenditure	(17 614)	(4 235)
Income tax expense	875	488
Income taxes paid	(422)	(83)
Unrealized (gain) loss on derivative instruments	(38 490)	(20 054)
Unrealized (gain) loss on foreign currency transactions	49	13
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	723	3 058
Decrease (increase) in inventories	(2 163)	(653)
Decrease (increase) in other current assets	(9 689)	(117)
Decrease (increase) in accrued revenue	1 450	1 418
Increase (decrease) in trade accounts payable	251	18
Increase (decrease) in accrued expenses	3 528	1 048
Increase (decrease) prepaid charter	(4 682)	763
Increase (decrease) in amounts due to related parties	(210)	(716)
Net cash provided by operating activities	100 942	166 411

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	(3 309)	(11 536)
Acquisition of Synnøve Knutsen (net of cash acquired)	(32 205)	—
Net cash used in investing activities	(35 514)	(11 536)

FINANCING ACTIVITIES
Proceeds from long-term debt	167 000	444 300
Repayment of long-term debt	(166 609)	(505 822)
Payment of debt issuance cost	(889)	(5 215)
Cash distributions	(79 470)	(79 386)
Net proceeds from issuance of General Partner units	—	451
Net proceeds from public offering	—	525
Net cash used in financing activities	(79 968)	(145 147)
Effect of exchange rate changes on cash	(174)	(18)
Net increase (decrease) in cash and cash equivalents	(14 714)	9 710
Cash and cash equivalents at the beginning of the period	62 293	52 583
Cash and cash equivalents at the end of the period	$47 579	$62 293

(1)	Included in net income is interest paid amounting to $37.3 million and $25.1 million for the year ended December 31, 2022 and 2021, respectively.

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation, write-downs, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, write-downs and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three Months Ended		Year Ended
(U.S. Dollars in thousands)	December 31, 2022 (unaudited)	December 31, 2021 (unaudited)	December 31, 2022 (unaudited)	December 31, 2021 (unaudited)
Net income	$6 027	$23 133	$58 667	$53 876
Interest income	(472)	—	(822)	(2)
Interest expense	15 358	6 646	42 604	28 065
Depreciation	27 785	25 974	107 419	99 559
Impairment	—	—	—	29 421
Income tax expense	317	115	875	488
EBITDA	49 015	55 868	208 743	211 407
Other financial items (a)	(1 641)	(3 869)	(35 102)	(8 853)
Adjusted EBITDA	$47 374	$51 999	$173 641	$202 554

(a)	Other financial items consist of other finance income (expense), realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers and conventional tankers;

•·	market trends in the production of oil in the North Sea, Brazil and elsewhere;
•	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•	KNOT Offshore Partners’ ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more, or shorter-term charters or voyage contracts;

•	KNOT Offshore Partners’ distribution policy, forecasts of KNOT Offshore Partners’ ability to make distributions on its common units, Class B Units and Series A Preferred Units, the amount of any such distributions and any changes in such distributions;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	the effects of outbreaks of pandemic or contagious diseases, including the length and severity of the outbreak of COVID-19, including its impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies, inflation and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	recoveries under KNOT Offshore Partners’ insurance policies;

•	the length and cost of drydocking;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to refinance its indebtedness on acceptable terms and on a timely basis and to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of KNOT Offshore Partners’ vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	the impact of the Russian war with Ukraine;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management, including possible disruptions due to the COVID-19 outbreak;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

•	estimated future capital expenditures;

•	Marshall Islands economic substance requirements;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on climate, environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2021, and subsequent reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.